Filed by Raytheon Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  Raytheon Company
Commission File No.:  001-13699
Date:  June 10, 2019

United Technologies | Raytheon

MERGING TO CREATE RAYTHEON TECHNOLOGIES

DEFINING THE FUTURE OF AEROSPACE AND DEFENSE

A PREMIER SYSTEMS PROVIDER IN AEROSPACE AND DEFENSE

- Balanced and diversified A&D portfolio
- Complementary platform-agnostic A&D technologies
- World-class engineering teams and R&D platforms
- Intelligent and cost-effective solutions
- Attractive financial profile
- Shared company cultures and values

ATTRACTIVE FINANCIAL PROFILE

~$74B SALES[1,2]	**~$13.5B** EBITDA[1,3]
'A' CATEGORY TARGET CREDIT RATING	**~$18-$20B** 3-YR RETURN OF CAPITAL[4]

POSITIONED TO CREATE VALUE FOR CUSTOMERS AND OTHER STAKEHOLDERS

~$8B ANNUAL CUSTOMER AND COMPANY FUNDED R&D SPEND	**~60,000** ENGINEERS
~$500M IN ANNUAL SAVINGS RETURNED TO CUSTOMERS	**190+** YEARS COMBINED HISTORY OF INNOVATION AND INDUSTRY LEADERSHIP

A LEADER IN HIGH TECHNOLOGY SEGMENTS

RAYTHEON TECHNOLOGIES
PRO FORMA 2019E[1,2]

United Technologies • Raytheon

PRATT & WHITNEY
SALES: ~$21B



COLLINS AEROSPACE
SALES: ~$22B



INTELLIGENCE, SPACE & AIRBORNE SYSTEMS[5]
SALES: ~$18B



INTEGRATED DEFENSE & MISSILE SYSTEMS[5]
SALES: ~$16B

HIGHLY COMPLEMENTARY CAPABILITIES

United Technologies	Raytheon


COMMERCIAL AEROSPACE

United Technologies	Raytheon
Avionics Commercial Propulsion Systems Power Generation	Cyber Protection Air Traffic Management Autonomy, Artificial Intelligence (AI) & Machine Learning


DEFENSE

United Technologies	Raytheon
Electro-Optical Intelligence, Surveillance & Reconnaissance (ISR) Military Propulsion Systems Resilient Positioning, Navigation, Timing (PNT) & Communications	Radar, Sensors & Electronic Warfare Missiles and Air & Missile Defense System-of-Systems Integration

DELIVERING INTELLIGENT AND COST-EFFECTIVE SOLUTIONS

Designed to help address rapidly evolving customer priorities

COMMERCIAL AEROSPACE

Cyber Protection for Connected Aircraft



Next Generation Connected Airspace



Advanced Analytics & AI for Aviation


FULL FLIGHT DATA

DEFENSE

Hypersonics / Future Missile Systems



Directed Energy Weapons



ISR in Contested Environments



1. Pro forma 2019 estimates based on current outlook provided by each company; excludes Otis and Carrier
2. Net of intercompany eliminations
3. Excludes non-operating pension income/(expense)
4. Expected cumulative sum of share repurchase and dividends in first 36 months following close
5. Intelligence, Space & Airborne Systems segment expected to include the following businesses: Raytheon, Space and Airborne Systems; Raytheon, Intelligence, Information & Services; United Technologies (Collins Aerospace) Mission Systems; and Raytheon, Forcepoint.
6. Integrated Defense & Missile Systems segment expected to include the following businesses: Raytheon, Missile Systems; and Raytheon, Integrated Defense Systems.

Forward-Looking Statements Note: All results and expectations in the presentation reflect continuing operations unless otherwise noted. Cautionary Statement: This communication contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company's and United Technologies' respective management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "on track" and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the "separation transactions"), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.'s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies' and/or Raytheon Company's respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies' shareowners and Raytheon Company's shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the United Technologies' shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies' and Raytheon Company's operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies' integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon Company, United Technologies, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies' shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies' estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon Company and United Technologies and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies' resources, systems, procedures and controls, diversion of its management's attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon Company on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the "SEC") from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Raytheon Company assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Today's Presenters United Technologies Raytheon Gregory J. Hayes Chairman & CEO Akhil Johri EVP & CFO Thomas A. Kennedy Chairman & CEO Anthony F. O'Brien VP & CFO United Technologies Raytheon 2